May 13, 2011

Pamela Long, Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street N.E.
Washington, D.C. 20546

Re:	Sustainable Environmental Technologies Corporation Form 10-Q/A for the Quarter Ended September 30, 2010 Filed May 2, 2011 File No. 000-25488

Dear Ms. Long:

Thank you for your May 6, 2011 correspondence to the Form 10-Q/A for the Period Ended September 30, 2010 for Sustainable Environmental Technologies Corporation (the “Company” or “SETCORP”). The following is in response to your May 6, 2011 correspondence.  Underlined verbiage below constitutes your comments and our client’s responses are in regular type.

Form 10-Q/A for the period ended September 30, 2010

Disclosure Controls and Procedures, page 6

1.
As we noted in comment 11 in our letter dated March 21, 2011, please refer to the correct definition of disclosure controls and procedures as set forth in Exchange Act Rules 12a-15(e) and 15d-15(e) and delete the materiality qualifier in the second sentence of the paragraph in future filings.  Please tell us whether your management’s conclusion regarding your disclosure controls and procedures was based upon the full definition as set forth in the rules.  Please also tell us, and in future filings, disclose why you determined that your disclosure controls and procedures were not effective.

In future filings, we will delete the materiality qualifier.  Management’s conclusion regarding our disclosure controls and procedures was based upon the full definition as set forth in the rules.

Management concluded that our internal controls were not effective due to various material weaknesses identified by management intially during the year ended March 31, 2008. These material weaknesses have continued to exist. In addition, in connection with the Company’s September 30, 2010 10-Q, management identified a material error in the financial statements in which required the filing to be amended. Management determined that this error was a result of a material weakness in its internal controls.  Additional information related to these material weaknesses and how we intend to remediate such will be provided in future filings as indicated in response to Comment 2 below.

801.810.9888 • 855.810.9888 fax
2377 W. Foothill Blvd., Suite #18  •  Upland, CA 91786

Pamela Long, Assistant Director
Securities and Exchange Commission
May 9, 2011

Changes in Internal Control Over Financial Reporting, page 6

2.
As we noted in comment 12 in our letter dated March 21, 2011, in future filings please disclose in greater detail the nature of the material weakness identified in your disclosure.  You should further disclose the specific steps that you have taken, if any, to remediate the material weakness and disclose whether you believe that the material weakness still exists at the end of the period covered by the report.  Also, disclose when the material weakness was identified, by whom it was identified and when the material weakness first began.

In future filings, we will disclose in greater detail, per your suggestions as noted in the question above, the nature of any material weakness identified in our disclosure.

Exhibits 31.1 and 31.2

3.
As we stated in comment 13  in our letter dated March 21, 2011, the certifications should contain the exact wording as set forth in Item 601(b)(31) of Regulation S-K.  We note that you have replaced “registrant” with “issuer” throughout your officer certifications.  Please comply with this comment in your future filings.

In future filings, we will ensure that our certifications use the word “registrant” instead of using the word “issuer”.

In responding to your comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, SUSTAINABLE ENVIRONMENTAL TECHNOLOGIES CORPORATION /s/ Bob Glaser By: Bob Glaser Its: Chief Executive Officer

801.810.9888 • 855.810.9888 fax
2377 W. Foothill Blvd., Suite #18  •  Upland, CA 91786